

Mail Stop 7010

October 3, 2006

Mr. Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075

>   **RE: Form 10-K for the Fiscal Year ended December 31, 2005**
>   **Form 10-Q for the Fiscal Quarters ended March 31, 2006 and June 30,**
>   **2006**
>   **File No. 1-4851**

Dear Mr. Hennessy:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Selected Financial Data, page 15</u>

2. Please disclose how the ratio of earnings to fixed charges is numerically computed.

<u>2005 Annual Report</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

3. Please enhance your management's discussion and analysis disclosures for each segment by quantifying the reasons for significant changes in net sales and gross profits in terms of the amount of increase or decrease due to prices, volume, foreign currency and new product introductions, and include an explanation of the underlying reasons for these and other changes. In addition, given the strategic importance of international markets in your current and future strategic plans identified under Risk Factors, please enhance your disclosure of net sales, operating results and foreign currency exchange gains and losses in key foreign markets. Please also quantify the amount of increases or decreases in selling, general and administrative expenses for each segment and include an explanation of the underlying reasons for the changes instead of focusing on percentage decreases in these expenses that you describe as being due to good expense control. Please refer to Item 303 of Regulation S-K.

<u>Contractual obligations and Commercial Commitments, page 28</u>

4. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Report of the Independent Registered Public Accounting Firm on the Consolidated
Financial Statements, page 41

5. Please include an audit report from your independent accountants that includes
    reference to Schedule II that appears on page 19 of your Form 10-K report.

Statements of Consolidated Cash Flows, page 44

6. In 2005, you disclosed a $67.3 million increase in accounts payable and a
    correspondingly smaller $33.5 million in inventories. During this same period,
    capital expenditures increased $36.3 million in relation to the prior year. Please
    tell us the amounts, if any, of accounts payable or other accruals related to capital
    expenditures for property, plant and equipment. If you have accrued accounts
    payable or other accruals for capital expenditures that have not been paid for at
    year-end, these amounts should be presented as information about non-cash
    investing activities.   Please refer to paragraphs 17.c. and 32 of SFAS 95.

Note 1 – Significant Accounting Policies, page 46

7. Please disclose the types of expenses that you include in the cost of goods sold
    line item and the types of expenses that you include in the selling, general and
    administrative expenses line item. In doing so please also disclose whether you
    include inbound freight charges, purchasing and receiving costs, inspection costs,
    warehousing costs, internal transfer costs, and the other costs of your distribution
    network in the cost of goods sold line item. With the exception of warehousing
    costs, if you currently exclude a portion of these costs from cost of goods sold,
    please disclose:
    • in a footnote the line items that these excluded costs are included in and
      the amounts included in each line item for each period presented, and
    • in MD&A that your gross profit margins may not be comparable to those
      of other entities, since some entities include all of the costs related to their
      distribution network in cost of good sold and others like you exclude a
      portion of them from gross profit margin, including them instead in
      another line item, such as selling, general and administrative expenses.

Note 8 – Other Long-Term Liabilities, page 61

8. On page 66, you disclosed that you recorded environmental matters on a net basis apparently net of recoveries from your insurance carriers. Assets and liabilities are generally not offset against each other based on the guidance in FASB Interpretation 39. Please tell us if you have offset any of the assets and liabilities related to environmental matters. In the event that you have offset any amounts, please tell us how your accounting complies with the conditions of FASB Interpretation 39 and revise your disclosure accordingly as well.

Note 12 - Other Expense - net, page 66

9. You disclosed operating expenses and non-operating expenses within the Other Expense – net line item. At a minimum, operating expenses, such as provisions for environmental matters – net and (Gain) loss on disposition of assets, should be presented up where selling, general and administrative expenses and goodwill impairment appear in your statements of income. In addition, based on the increasing provisions for environmental losses since 2003, please tell us why you believe that the environmental expenses and the insurance recovery amounts should be presented on a net basis as opposed to disclosed separately. In the event that you continue to believe that these transactions should be presented on a net basis, please disclose the amount of environmental provisions and insurance recoveries for 2003, 2004 and 2005 in conjunction with a discussion of material transactions in each of those years. Please refer to Rule 5.03 of Regulation S-X.

Note 17 - Reportable Segment Information, page 69

10. You describe the profit (loss) measure used by each of your segments as operating profit. Please revise the term operating profit to a term that is not confusingly similar to operating income computed in accordance with GAAP, such as segment profit (loss). Please also revise the term used to analyze and discuss the operating results of your segments in management's discussion and analysis as well.

11. You disclosed Administrative sales, operating profits, identifiable assets, capital expenditures and depreciation. Please also include Administrative amounts related to operating segment margins before arriving at total operating segment totals.

Form 10-Q for the period ended June 30, 2006

General

12. Please address the comments above in your interim filings as well.

Financial Statements

Note P – Litigation, page 16

13. You disclosed that you did not accrue for the potential loss arising from the State
of Rhode Island environment litigation ruling since you can not reasonably
determine the amount or the range of loss that you may incur. You also disclosed
in an 8-K report filed on March 15, 2006, that you had modified your credit
agreement such that in the event of a legal judgment for a payment in excess of
$75 million not covered by insurance in the litigation pending in the State of
Rhode Island that such judgment would not prevent you from borrowing and
obtaining letters of credit under your credit agreement. We remind you that SAB
Topic 5:Y states that environmental liabilities are of such significance that
detailed disclosures regarding the judgments and assumptions underlying the
recognition and measurement of the liabilities are necessary to inform readers
fully regarding the range of reasonably possible outcomes that could have a
material effect on your financial condition, results of operations, or liquidity.
Since it appears that there is a reasonable possibility that a loss may have been
incurred and the amount of that loss may be material and given that you have
modified your lending arrangements to prepare for this potential contingency it
appears that you are aware of an estimated loss, or range of loss. Please disclose
the estimated loss, or range of loss as required by paragraph 10 of SFAS 5. Please
also provide the disclosures called for by SAB Topic 5:Y, including the extent to
which potential losses are expected to be covered by your insurance carriers and
the time frame over which the potential claims may be disbursed given the recent
downgrade of your debt rating by Moody's Investors Service and Standard &
Poor's.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence

file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief